 June 2, 2022

Ms. Anu Dubey

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	Syntax ETF Trust – SEC File Nos. 333-215607 and 811-23227 (the “Registrant”)

Dear Ms. Dubey:

On behalf of the Registrant, we are submitting this letter (the “Correspondence Letter”) in connection with the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001398344-21-019137) filed under Rule 485(a)(2) of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (“1940 Act”), with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “September Filing”). Specifically, this Correspondence Letter serves to notify you about several items: (i) as discussed, that we confirm that from among the four new series included in the September Filing, the Registrant currently seeks effectiveness for a modified version of only the series previously identified as the “Syntax Stratified Total Market Hedged II ETF”, now referred to as the “Syntax Stratified Total Market II ETF” (the “Fund”); (ii) provide a summary of the changes in the Fund’s prospectus (“Prospectus”) reflecting the removal of the hedging objective and strategy from the previous disclosure relating to this series; and further, (iii) to respond to the Staff’s comments received orally on October 25, 2021, and subsequently on May 11, 2022, May 24, 2022 and May 31, 2022 (collectively, “Oral Comments”) regarding the September Filing that apply to the Amendment.

Summary of Changes

1.	All references to the other three series filed within the September Filing, specifically the Syntax Stratified LargeCap ESG ETF, the Syntax Stratified All-World ETF and the Syntax Stratified LargeCap ESG Hedged ETF, have been removed, and all references to multiple funds have been revised to reflect that the Amendment is comprised of only the Fund.

2.	All references to the previous name of the Fund have been replaced to indicate the Fund’s revised name of “Syntax Stratified Total Market II ETF”.

3.	The Fund’s objective in the Prospectus has been revised to remove the phrase “while seeking risk-managed growth via a defined risk hedging process” since the Fund will no longer seek to employ a hedging strategy, and to clarify that it seeks to exceed the performance of the S&P Composite 1500® Index.

4.	Notes 1 and 3 to the fee table have been updated to reflect a number of comments.

5.	Under the “Principal Strategies” section of the Prospectus, the first paragraph has been revised as follows to reflect removal of a hedging strategy, as well as to address Oral Comments applicable to the disclosure below. Please note that strike-through-text below indicates text from the original Fund’s disclosure that will be delelted; the underscored text indicates new text that will be added to the Fund’s original disclosure:

“The Fund seeks Stratified WeightTM exposure to a broad range of stocks representative of approximately 90% of the total U.S. ~~total~~ market capitalization~~, principally through the securities in the 1500 Index,~~ through active investments in ETFs, or underlying securities. The Fund seeks to achieve its investment objective by investing in Syntax Stratified Weight ETFs (each a “Syntax Underlying Fund” and collectively, the “Syntax Underlying Funds” or “Underlying Funds”) or by investing in U.S. equity securities using the Stratified Weight methodology (“Securities”). ~~The Fund will also invest in index options for risk management purposes and to seek to generate additional returns. The strategy used to select the Fund’s equity investments and its hedging strategy is called the “Stratified Defined Risk Strategy”. In order to accomplish the Fund’s hedging strategy, the Options Sub-Adviser utilizes a put options hedging strategy to hedge some of the Fund’s equity exposure. The put strategy is executed using mostly exchange-traded S&P 500 Index put options that have an inverse relationship to the S&P 500 Index. To seek to generate additional returns or hedge, the Options Sub-Adviser also buys and sells shorter-term (generally 1-3 month) put and call options on equity indices, and engages in various longer-term (12-24 month) spread option strategies.~~ The Fund has a policy that under normal circumstances, it will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of U.S. issuers. The Fund will provide shareholders with at least 60 days’ notice prior to any material change in this 80% investment policy. A U.S. issuer is considered to be a company (i) meeting the eligibility requirements for inclusion within the 1500 Index and/or (ii) with its principal listing on an US. national securities exchange.”

6.	In what was previously the eighth paragraph under the “Principal Strategies” section of the Fund’s original prospectus, the following changes have been made:

“Under normal circumstances, the Adviser expects to allocate the ~~equity~~ assets of the Fund among the Syntax® Stratified LargeCap ETF (and/or the Syntax® Stratified LargeCap II ETF), the Syntax® Stratified MidCap ETF and the Syntax® Stratified SmallCap ETF in exposures approximate to their exposures in the Syntax U.S. Total Market Index~~, which are derived from their relative capitalization weighted exposures in the S&P Composite 1500 Index~~. Based on historical averages the Adviser expects these exposures in the ~~equity portion of the~~ Fund’s portfolio to be between 70% and 96% to the Syntax® Stratified LargeCap ETF (and/or the Syntax® Stratified LargeCap II ETF) ~~Syntax Underlying Funds~~ or constituents representing S&P 500 (large capitalization) universe exposure, between 3% and 20% to the Syntax® Stratified MidCap ETF ~~Syntax Underlying Funds~~ or constituents representing S&P MidCap 400 (mid capitalization) universe exposure, and between 1% and 10% to the Syntax® Stratified SmallCap ETF ~~Syntax Underlying Funds~~ or constituents that represent S&P SmallCap 600 (small capitalization) universe exposure. The Syntax U.S. Total Market Index is reconstituted annually. The Fund, at the Adviser’s discretion, may, from time to time, own these exposures in weights that are above or below these expected ranges ~~not in their relative positions in the Syntax U.S. Total Market Index or S&P 1500~~ if the Adviser deems it in the interest of the Fund. ~~The Fund has a policy that under normal circumstances, it will invest at least 80% of holdings in companies that represent U.S. total market exposure as per the investment objective.~~ There is no guarantee that the weights of the individual ETFs will be in the above ranges. The Fund is managed by Vantage Consulting Group (the “Sub-Adviser”).”

7.	Under the “Principal Strategies” section of the Prospectus, the paragraph describing the Syntax® Stratified LargeCap ETF has been revised to also include a description of the Syntax® Stratified LargeCap II ETF:

“The Syntax® Stratified LargeCap ETF (ticker: SSPY) reweights the constituents of the S&P 500® Index and seeks to provide investment results that, before expenses, correspond generally to the total return performance of the publicly traded equity securities of companies comprising the Syntax Stratified LargeCap Index. The goal for the SSPY is to deliver a return that is representative of all the business opportunities in the Syntax Stratified LargeCap Index. The Syntax® Stratified LargeCap II ETF (ticker: SPYS) invests in U.S. LargeCap stocks and seeks to obtain capital growth that meets or exceeds the performance of the S&P 500® Index. SSPY and SPYS both utilize~~s~~ Syntax’s Stratified Weight™ methodology to spread exposure more evenly across the business risks in the S&P 500. By doing this, SSPY and SPYS each address~~es~~ the related business risk concentrations that occur in capitalization-weighted indices. The market capitalization of companies in the S&P 500 Index as of December 31, 2021 was between $3.9 billion and $2.9 trillion.”

8.	Under the “Principal Strategies” section of the Prospectus, a short paragraph has been added to provide a description of the Syntax Stratified U.S. Total Market Index:

“The Syntax Stratified U.S. Total Market Index is an index comprised of the constituents of the Syntax Stratified LargeCap Index, the Syntax Stratified MidCap Index and the Syntax Stratified SmallCap Index, and is reconstituted annually.”

9.	Under the “Principal Risks of Investing in the Fund” section of the Prospectus, the risk paragraphs bearing the headings “Leveraging Risk”, “Options Risk”, “Options Basis Risk” and “Derivatives Risk” have been removed due to the removal of the Fund’s hedging strategy. An additional risk paragraph with the heading “Tracking Error Risk of Certain Underlying Funds” has been added to this section.

10.	The “Management Risk” paragraph under “Principal Risks of Investing in the Fund” of the Prospectus has been updated to remove the following language: “The Options Sub-Adviser’s dependence on its DRS process and judgments about the attractiveness, value and potential appreciation of particular investments or ETFs and options in which the Fund invests or writes may prove to be incorrect and may not produce the desired results.”

11.	The “Portfolio Management” section of the Prospectus has been revised to remove all references to the “Options Sub-Adviser” and its individual portfolio managers.

12.	Under the “Additional Strategies Information” section of the Prospectus, the various headings have been either removed or revised to reflect that the Fund is the only series in the Amendment, and the subsection entitled “Additional Strategies Information for the Syntax Stratified LargeCap ESG Hedged ETF and the Syntax Stratified U.S. Total Market Hedged II ETF” has been removed in its entirety.

13.	The Additional Risk Information section of the Prospectus has been revised to remove all risks relating to either the use of a hedging strategy (“Leveraging Risk”, “Options Risk”, “Options Basis Risk”) or relating to a series not included in the Amendment.

14.	A new section entitled “Shareholder Proceedings” has been added to the Prospectus in order to address several Oral Comments relating to information presented in Part C of the September Filing.

15.	The “Special Considerations and Risks” section of the Fund’s Statement of Additional Information has been revised to remove the risk paragraphs bearing the headings “Options Risks” and “Illiquid and Restricted Securities”.

16.	The Investment Restrictions section of the Fund’s Statement of Additional Information has been revised to reflect the restrictions and fundamental policies that relate only to the Fund.

17.	The “Sub-Advisers” section of the Fund’s Statement of Additional Information has been revised to reflect removal of all references to the “Options Sub-Adviser”, its portfolio managers and related compensation discussion.

18.	All references to the term “Options Sub-Advisor” not previously mentioned above in the Prospectus and Statement of Additional Information have been removed.

Registrant’s Responses to Oral Comments:

I.	Front Cover and EDGAR:

1.	Comment: Please update the EDGAR series ID to reflect the Fund’s revised name.

Response: The Registrant confirms that the EDGAR series ID relating to the Fund has been updated to reflect the Fund’s revised name.

2.	Comment: In the second full paragraph, please remove reference to the January 1, 2021 date.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

3.	Comment: Please move the last four sentences of the third full paragraph to form a separate new final paragraph.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

II.	Prospectus Comments:

4.	Comment: Please revise the objective in order to clarify that the Fund seeks to exceed the performance of the S&P Composite 1500® Index.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

5.	Comment: Please delete the second to last sentence under the first footnote of the fee table as its substance is already covered in the third footnote of the fee table.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

6.	Comment: With respect to the third footnote of the fee table, please address the following items:

(a)	Please ensure that the fee waiver and reimbursement agreements referenced under third foonote to the fee table are included as exhibits with the effective 485(b) filing of the Fund.

(b)	With respect any references to the expiration date of an agreement, please update the language to specify the exact anticipated date in each instance.

(c)	Revise the disclosure to clarify which are the adviser-affilated underlying funds for which the Fund would receive reimbursement of acquired fund fees and expenses.

(d)	Delete the third-to last and last sentences as the substance of each is redundant to disclosure elsewhere in the footnote.

(e)	Revised the disclosure to clarify which fee or expense waivers and/or reimbursements are eligible for recoupment by the Adviser.

Response: The Registrant confirms that (i) copies of any fee waiver and reimbursemt agreements will be included as exhibits in the Registrant’s effective 485(b) filing, and (ii) each of the above items relating to the footnote’s disclosure have been revised in accordance with the related comment. In addition, corresponding dislclosures in each of the Prospectus and Statement of Additional Information detailing the terms of any fee waiver and reimbursement agreements have been revised for consistency.

7.	Comment: Under the “Principal Strategies” section, please delete or revise the various references the S&P Composite 1500® Index in light of the Fund being actively managed and does not intend to follow that index.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

8.	Comment: Please disclose the market cap range of the applicable index securities relating to each underlying fund as of the most recent year end.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

9.	Comment: Within the paragraph beginning with “The Fund is actively managed…” under the “Principal Strategies” section, please correct the disclosure to indicate that one of the underlying funds in which the Fund may invest is actively, not passively, managed.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

10.	Comment: With regard to the disclosure indicating that the Fund anticipates income from dividend payments made by underlying funds and securities, to the extent that the Fund seeks out dividend income, please revise the disclosure accordingly.

Response: The Registrant confirms that the above referenced disclosure has been removed since the Fund’s strategies do not include seeking out dividend income.

11.	Comment: With regard to the disclosure indicating that the Fund anticipates income from dividend payments made by underlying funds and securities, to the extent that the Fund seeks out dividend income, please revise the disclosure accordingly.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

12.	Comment: Consider whether the Fund should identify one or more the 8 industry sectors as principal risks.

Response: The Fund seeks to track the performance of various Stratified Weight indices, which in turn is expected to result in the Fund itself having a portfolio that is equally represented among the 8 identified Related Business Risk sectors described in the Prospectus. Accordingly, it is not expected that any specific Related Business Risk sector would also constitute a principal risk in the Fund.

13.	Comment: Please identify the investments within the Fund’s 20% tranche that are the principal strategies of the Fund and disclose the corresponding risks.

Response: The Registrant confirms that the investments that may comprise the “20% tranche” of the Fund’s portfolio are expected to be nominal relative to such portfolio’s overall investments made in furtherance of the Fund’s principal strategy, and in any case, not a part of any undisclosed principal strategy.

14.	Comment: Please disclose what will be the appropriate broad-based index against which the performance of the Fund is expected to be compared to.

Response: The S&P Composite 1500® Index is expected to serve as the broad-based indices against which the performance of the Fund will be compared to.

15.	Comment: In the second sentence under the “Management Risk” heading, please replace the word “its” with “certain.”

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

16.	Comment: Under the “Passive Strategy/Index Risk of Certain Underlying Funds” heading, please revise the disclosure to clarify that certain of the funds in which the Fund invests are passively managed.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment, and further, that corresponding disclosure under “Additional Risk Information – Index Management Risk” and “Additional Risk Information – Index-Related Risk” has been similarly revised for purposes of clarity and consistency.

17.	Comment: Please disclose whether the Fund will be able to employ temporary defensive strategies.

Response: The Registrant confirms that the Fund will not employ temporary defensive strategies.

18.	Comment: Please reorganize the presentation within the “Additional Strategies Information” for improved clarity.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

19.	Comment: Under the third to last paragraph under the “Adviser” section, please replace the word “Fund” with the word “Adviser”.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

20.	Comment: Under the second to last paragraph under the “Adviser” section, please revise as necessary the referenced date through which the Adviser has contractually agreed to reimburse a portion of its management fees for the Fund in an amount equal to the Acquired Fund Fees and Expenses, if any, attributable to the Fund in other series of the Trust.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

21.	Comment: Under the first paragraph of the “Shareholder Proceedings” section, please replace the word “precluded” with the phrase “apply to”.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

22.	Comment: Under the “Other Information” section, please revise the disclosure to remove references to exemptive orders allowing for investments investment companies to invest in share of other investment companies in excess of Section 12(d)(1) of the 1940 Act, and instead, indicate that such investment will abide by the provisions of Rule 12d1-4 of the 1940 Act.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

23.	Comment: Please ensure that all license agreements are included as exhibits or otherwise referenced within Part C of the Registration Statement.

Response: The Registrant confirms that that all license agreements are either included as exhibits or otherwise referenced within Part C of the Registration Statement.

24.	Comment: Under the “Where to Learn More About the Fund” section, please add a hyperlink to where the Funds’ annual report to shareholders may be found.

Response: The Registrant confirms that the requested hyperlink has been added in accordance with the above comment.

25.	Comment: If the Fund invests 25% or more of its assets in an underlying fund, please identify the underlying fund in the Principal Strategies section and disclose any corresponding risks.

Response: The Registrant confirms that the above referenced disclosure has been revised specify the range of proportions in which the Fund anticipates investments in underlying funds, and further, has added the new risk paragraph entitled “Tracking Error Risk of Certain Underlying Funds” to disclose the associated tracker error risk attributed to such underlying funds.

26.	Comment: Under the “Principal Strategies” section:

a.	Please define or disclose what the phrase “total market” means.

b.	Please disclose the policy for this fund to invest 80% of its assets in U.S. issuers, and further, please define what it means to be a U.S. issuer.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

27.	Comment: Within the disclosure, please clarify the market cap policy with respect to Fund’s investments.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

28.	Comment: With regard to the “Strategy Risk of Underlying Funds” disclosure under the “Principal Risks of Investing of the Fund” section, please disclose the risk of two layers of expenses or otherwise explain why it’s not a principal risk.

Response: The direct fees and expenses of owning Fund shares, as well the indirect fees attributable to shareholders due to the Fund’s ownership of the Underlying Funds, are not considered by the Registrant to be a risk for the reason that these are known, anticipated costs of the Fund as opposed to potential unknown market developments that may cause the Fund’s investments to depreciate in value. As is required by Form N-1A, the various anticipated expenses of the Fund, including the “Acquired Fund Fees and Expenses”, are presented under “Fees and Expenses of the Fund” in the Prospectus.

29.	Comment: Under the “Additional Strategies Information” please clarify what is meant by a “US All Total Market Index”.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

V. Comments to Statement of Additional Information:

30.	Comment: With regard to item 8 under the Investment Restrictions section, please delete this item since the concentration policy for the Funds is disclosed further down within this section.

Response: The Registrant confirms that the applicable disclosure has been revised in accordance with the above comment.

31.	Comment: Under the Investment Restrictions section, with respect to item 5 of the restrictions listed which may be changed by the Funds’ board with a shareholder vote, please revise the prospectus disclosure so that the 80% policy stated under this item is reflected accordingly.

Response: The Registrant confirms that the applicable disclosure has been revised in accordance with the above comment.

32.	Comment: Please remove the exceptions listed under Item 10 under “Investment Restrictions” to reflect that the Fund may not concentrate its investments.

Response: The Registrant confirms that the applicable disclosure has been revised in accordance with the above comment.

33.	Comment: Please revise the disclosure under the “Sub-Adviser” heading to include an explanation of the fee mechanism used to calculate the fee payable to the sub-adviser

Response: The disclosure has been revised in accordance with the above comment.

34.	Comment: Under the “Purchase and Redemption of Creation Units” section, please disclose that the transaction fee for redemption will not exceed 2%.

Response: The Registrant notes that the subsection entitled “Creation and Redemption Transaction Fees” subsection therein already includes disclosure specifying that the transaction fee for redemptions may not exceed 2%.

35.	Comment: Under the “Acceptance of Orders of Creation Units” section, please revise the language of the first sentence of the opening paragraph to remove the phrase “absolute right” and further, to remove sub-items “(c)” through “(e)”.

Response: The Registrant confirms that the applicable disclosure has been revised in accordance with the above comment.

VI. Comments to Part C – Other Information:

36.	Comment: With respect to information presented under Section 8.6 entitled “Jurisdiction, Venue, and Waiver of Jury Trial”, please make corresponding disclosure updates in the prospectus in connection with the following:

a.	The exclusive Delaware state forum provision, and that such provision does not apply to claims arising under the federal securities laws;

b.	The risks of this kind of provision, such as the potential for suits having to be brought in an inconvenient or unfavorable forum, the enforceability of such a provision, etc.;

c.	The waiver of jury trial provision for shareholder;

d.	The limitation on derivative actions in the Declaration of Trust, and that this provision does not apply to claims arising under federal securities laws (e.g, does not cause a waiver of shareholders’ rights).

Response: The Registrant confirms that the disclosure has been updated in accordance with the above comment to include the section entitled “Shareholder Proceedings” in the Statement of Additional Information.

37.	Comment: Under the “Signatures” section, please identify the “principal accounting officer” or “comptroller” as prescribed under section 6a of the Securities Act of 1933.

Response: The Registrant confirms that the signature block has been revised in accordance with the above comment.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen H. Moriarty, Esq.